Via EDGAR

July 2, 2015

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Horizon National Corporation (“FHN” or “we” or “the Company”)

Form 10-K for Fiscal Year Ended December 31, 2014 (“2014 Form 10-K”)

Filed February 24, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 7, 2015

File No. 001-15185

Dear Mr. Rodriguez:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 19, 2015, to Mr. William C. Losch III, Executive Vice President and Chief Financial Officer, regarding the above-referenced filings. We appreciate the Staff’s careful review of our filings and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. Where requests for additional disclosures in future filings have been made, our response includes an illustrative example of the future proposed disclosure enhancement.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality – Trend Analysis of 2014 Compared to 2013

1.	Please consider revising future filings to disclose separately loans included in the ‘non strategic’ segment in your asset quality data by loan portfolio in Table 15, Table 16, Table 17 and Table 18.

Response:

In future Annual Reports on Form 10-K and quarterly reports on Form 10-Q, FHN will provide additional quantitative asset quality disclosures to disaggregate asset quality metrics found in Tables 15-18 by operating segment. With respect to the Staff’s comment and the fact that the tables cited are primarily the statistical asset quality disclosures required by Guide 3 which we provide in that specific format on an annual basis only, we have provided the following proposed future disclosures that include a different format from the above referenced tables and propose including those additional tables within the relevant portfolio narrative discussion. In addition, we have a proposed a condensed version of those tables to be included in our quarterly filings on Form 10-Q.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

In order to accommodate the Staff’s request, we propose that certain data from the consolidated tables cited by the Staff be disaggregated by portfolio, aggregated into one table to include segment components, and then included within the narrative discussion for each portfolio that appears earlier in the Asset Quality section. We propose that this table will be included for each significant portfolio (including the non-strategic portion) within each portfolio narrative section. Below is our proposed quantitative disclosure for future annual filings on Form 10-K using the C&I portfolio as an example:

C&I Asset Quality Trends by Segment

December 31
(Dollars in thousands)	2015			2014			2013			2012			2011
Regional Bank (a)
Period-end loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonperforming loans		xxx			xxx			xxx			xxx			xxx

Beginning allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Provision for loan losses		xxx			xxx			xxx			xxx			xxx
Charge-offs		(xxx	)		(xxx	)		(xxx	)		(xxx	)		(xxx	)
Recoveries		xxx			xxx			xxx			xxx			xxx
Ending allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

Accruing restructured loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonaccruing restructured loans		xxx			xxx			xxx			xxx			xxx

Total troubled debt restructurings	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

30+ Delinq. %		x.xx	%		x.xx	%		x.xx	%		x.xx	%		x.xx	%
NPL %		x.xx			x.xx			x.xx			x.xx			x.xx
Charge-offs %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / loans %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / charge-offs		x.xx	x		x.xx	x		x.xx	x		x.xx	x		x.xx	x

Non-strategic
Period-end loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonperforming loans		xxx			xxx			xxx			xxx			xxx

Beginning allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Provision for loan losses		xxx			xxx			xxx			xxx			xxx
Charge-offs		(xxx	)		(xxx	)		(xxx	)		(xxx	)		(xxx	)
Recoveries		xxx			xxx			xxx			xxx			xxx
Ending allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

Accruing restructured loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonaccruing restructured loans		xxx			xxx			xxx			xxx			xxx

Total troubled debt restructurings	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

30+ Delinq. %		x.xx	%		x.xx	%		x.xx	%		x.xx	%		x.xx	%
NPL %		x.xx			x.xx			x.xx			x.xx			x.xx
Charge-offs %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / loans %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / charge-offs		x.xx	x		x.xx	x		x.xx	x		x.xx	x		x.xx	x

Consolidated
Period-end loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonperforming loans		xxx			xxx			xxx			xxx			xxx

Beginning allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Provision for loan losses		xxx			xxx			xxx			xxx			xxx
Charge-offs		(xxx	)		(xxx	)		(xxx	)		(xxx	)		(xxx	)
Recoveries		xxx			xxx			xxx			xxx			xxx
Ending allowance for loan losses	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

Accruing restructured loans	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Nonaccruing restructured loans		xxx			xxx			xxx			xxx			xxx

Total troubled debt restructurings	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

30+ Delinq. %		x.xx	%		x.xx	%		x.xx	%		x.xx	%		x.xx	%
NPL %		x.xx			x.xx			x.xx			x.xx			x.xx
Charge-offs %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / loans %		x.xx			x.xx			x.xx			x.xx			x.xx
Allowance / charge-offs		x.xx	x		x.xx	x		x.xx	x		x.xx	x		x.xx	x

(a)	Includes the regional bank segment and the corporate segment

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

In addition, we propose adding the following table to future annual filings on Form 10-K within the Nonperforming Assets narrative section in order to disaggregate nonperforming loans and foreclosed real estate by operating segment:

Nonperforming Assets by Segment

December 31
(Dollars in thousands)	2015			2014			2013			2012			2011
Nonperforming loans
Regional bank (a)	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Non-strategic		xxx			xxx			xxx			xxx			xxx

Consolidated	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

Foreclosed real estate
Regional bank (a)	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Non-strategic		xxx			xxx			xxx			xxx			xxx

Consolidated	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

Nonperforming assets
Regional bank (a)	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx
Non-strategic		xxx			xxx			xxx			xxx			xxx

Consolidated	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx

NPL %		x.xx	%		x.xx	%		x.xx	%		x.xx	%		x.xx	%

NPA %		x.xx	%		x.xx	%		x.xx	%		x.xx	%		x.xx	%

(a)	Includes the regional bank segment and the corporate segment

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

In order to accommodate the Staff’s request, we propose adding the following condensed table to our quarterly filings on Form 10-Q (similar to the annual C&I table above) for each portfolio within the relevant narrative:

C&I Asset Quality Trends by Segment

June 30, 2015
(Dollars in thousands)	Regional Bank (a)			Non- Strategic			Consolidated
Period-end loans	$	xxx		$	xxx		$	xxx
Nonperforming loans		xxx			xxx			xxx
Beginning allowance for loan losses	$	xxx		$	xxx		$	xxx
Provision for loan losses		xxx			xxx			xxx
Charge-offs		(xxx	)		(xxx	)		(xxx	)
Recoveries		xxx			xxx			xxx
Ending allowance for loan losses	$	xxx		$	xxx		$	xxx

Troubled debt restructurings	$	xxx		$	xxx		$	xxx

30+ Delinq. %		x.xx	%		x.xx	%		x.xx	%
NPL %		x.xx			x.xx			x.xx
Charge-offs %		x.xx			x.xx			x.xx
Allowance / loans %		x.xx	%		x.xx	%		x.xx	%
Allowance / charge-offs		x.xx	x		x.xx	x		x.xx	x

June 30, 2014
(Dollars in thousands)	Regional Bank (a)			Non- Strategic			Consolidated
Period-end loans	$	xxx		$	xxx		$	xxx
Nonperforming loans		xxx			xxx			xxx

Beginning allowance for loan losses	$	xxx		$	xxx		$	xxx
Provision for loan losses		xxx			xxx			xxx
Charge-offs		(xxx	)		(xxx	)		(xxx	)
Recoveries		xxx			xxx			xxx
Ending allowance for loan losses	$	xxx		$	xxx		$	xxx

Troubled debt restructurings	$	xxx		$	xxx		$	xxx

30+ Delinq. %		x.xx	%		x.xx	%		x.xx	%
NPL %		x.xx			x.xx			x.xx
Charge-offs %		x.xx			x.xx			x.xx
Allowance / loans %		x.xx	%		x.xx	%		x.xx	%
Allowance / charge-offs		x.xx	x		x.xx	x		x.xx	x

(a) Includes the regional bank and the corporate segment.

Lastly, with respect to Table 18 which reconciles gross nonperforming loans (before write-downs) to net nonperforming loans, in future quarterly and annual filings we will footnote the appropriate line items to provide the amounts attributable to the non-strategic segment. Note that all of the held-for-sale section is attributable to the non-strategic segment and net nonperforming loans by segment will have already been disclosed in other asset quality tables.

Consolidated Statements of Cash Flows, page 85

2.	Please revise future filings to present cash receipts and cash payments resulting from originations or acquisitions and sales of loans held for sale gross in operating cash flows. Refer to ASC 230-10-45-21.

Response:

In future filings, FHN will revise the operating section of the cash flow statement to disaggregate cash receipts and cash payments resulting from originations or acquisitions and sales of loans held for sale (adjusted for gain

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

or loss) within the operating section of the cash flow statement as outlined in the Staff’s comment. The operating section of the cash flow statement within FHN’s future filings will be revised to include the following line items as adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:

Loans Held-For-Sale:

Purchases

Gross proceeds from sales and settlements

Adjustments for (gain)/loss on loan sales

Form 10-Q for the Quarter Ended March 31, 2015

Note 10 – Contingencies and Other Disclosures

Litigation – Loss Contingencies, Page 30

3.	We note you reached an agreement in principle with the DOJ and HUD to settle potential claims related to your underwriting and origination of FHA-insured mortgage loans in April 2015. Under this agreement you agreed to pay $212.5 million and you recognized a loss of $162.5 million for the quarter ended March 31, 2015. Please provide your ASC 450-20 loss contingency analysis since the case began in 2012, including a discussion of significant events which management considered in determining the amount and timing of loss contingency accrual(s).

Response:

At each balance sheet date, from the time FHN is made aware of a loss contingency through ultimate resolution of the matter, a contingency analysis is performed that evaluates the probability of a loss and, if probable, whether a loss can be reasonably estimated. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, a liability is established at the low end of the range. FHN discloses, in narrative only, those material loss contingencies that are probable but are not reasonably estimable.

Each quarterly process is rigorous and is an evaluation of the progress and status of the investigation or case and incorporates the expertise of both internal and, if retained, external legal counsel. A conclusion is reached by management as to whether a material loss is probable and then whether a loss amount is reasonably estimable. Contingency loss reserves are established for those matters that meet both of these required criteria. Loss contingencies, particularly in the context of litigation, often require significant management judgment due to a variety of challenges and uncertainties. These challenges and uncertainties are described in Note 10 – Contingencies which can be found on page 30 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015:

In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims or other actions may be possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be….Regardless of the manner of resolution, frequently the most significant changes in status of a matter occur over a short time period, often following a lengthy period of little substantive activity.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

Similar disclosure can be found in earlier filings including our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

The uncertainties associated with reasonably estimating probable loss, while generally applicable to all litigation matters and loss contingencies, were specifically relevant to the investigation described in the Staff’s comment.

As the Staff noted, in our Quarterly report on Form 10-Q for the period ended March 31, 2012, FHN first disclosed that we were cooperating with the U.S. Department of Justice (“DOJ”) and the Office of the Inspector General for the Department of Housing and Urban Development (“HUD”), which we refer to as the DOJ-HUD investigation, in a civil investigation regarding compliance with requirements related to certain FHA-guaranteed loans.

In considering our analysis of the DOJ-HUD investigation, it is critical to take into account the sale of our mortgage production offices outside of Tennessee and our loan servicing and origination platforms in 2008. As a result of this sale, FHN did not have broad knowledge of the universe of FHN loans that had been subject to claims under the FHA program, and had no information about the reasons why those loans had defaulted. We therefore were dependent upon the government to identify those loans which it viewed as being deficient, and to inform us of the nature and extent of those deficiencies. Moreover, FHN did not know what HUD’s general experience had been with other originators under the FHA program and thus FHN had no ability to extrapolate possible claims information from other publicly announced settlements by other financial institutions.

We significantly expanded our disclosure in our quarterly report on Form 10-Q for the period ended March 31, 2013. In that filing, FHN disclosed that we expected to be made aware of preliminary findings of the investigation during second quarter 2013. We also disclosed at that time that the investigation could lead to a demand under the federal False Claims Act and the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, which allow treble and other special damages. We provided quantitative data regarding the volume of our FHA lending over the period which we believed to be the subject of the investigation in order to apprise investors of the magnitude of the loans at issue.

The preliminary information provided by the government in second quarter 2013 indeed was extremely preliminary. The information provided to us was based on a very small sample of loans: 101 sampled out of nearly 48,000 originated. In addition to the small sample size, the government was not willing to disclose to us the sampling method used. Nevertheless, once presented with the underlying loan information, we conducted our own analysis of the loans sampled. Our review concluded that the government’s analysis of the sampled loans was deficient in several important respects. These crucial points (sample size, sample method, and loan analysis) and a number of others were the subject of our communications with the government from approximately May 2013 through December 2014. During that time communications between the parties were sporadic. As a part of its investigation, the government deposed a number of former and current FHN employees and prefaced the depositions by stating that no decision had been made whether anyone had committed any wrongdoing. More importantly, not only did the government not make a demand for payment during that time, its stated position prior to the December 2014 meeting to review its assessment of its investigation was that it was not making a demand and that its investigation was ongoing.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 2, 2015

During the third quarter 2014, the parties agreed that they would engage in potential settlement discussions in December, 2014. In anticipation of those discussions, and with the expectation that FHN would have to be in a position to make a potential settlement proposal, FHN prepared, but did not disclose to the government at that time, a good faith offer intended to communicate its serious and good faith intention to attempt to reach a settlement. The offer did not reflect FHN’s view of the merits of any potential claims. As a result of the preparation of the good faith offer and our willingness to pursue settlement for that amount, FHN recorded a litigation reserve in the amount of $50 million for third quarter 2014.

During the fourth quarter of 2014, the parties agreed to a settlement process under which, first, the DOJ would present its assessment of its investigation in December 2014 to be followed by a subsequent meeting at which FHN would respond and present its case. In its December 2014 presentation, the DOJ advised that unless it received a serious settlement offer, it would seek authority to file suit against FHN. At the February 27, 2015 meeting, FHN made its presentation and communicated its $50 million offer, which the DOJ acknowledged was a serious settlement offer and the basis for continuing negotiations. Meaningful settlement discussions began to occur late in first quarter 2015, culminating in an oral agreement in principle in April prior to the announcement of our first quarter 2015 earnings, which FHN announced publicly shortly after reaching it. As a result, FHN accrued an additional $162.5 million litigation reserve for the first quarter of 2015. In second quarter 2015, a final binding settlement agreement was reached with DOJ-HUD on terms consistent with the agreement in principle.

* * * * * *

First Horizon National Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response adequately addresses the comments raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901)257-6223.

Sincerely,

/s/ Jeff L. Fleming
Jeff L. Fleming
Executive Vice President and Chief Accounting Officer